UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 24, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye” or “the Company”)

SIBANYE GOLD AGM 2015 – VOTING RESULTS
Westonaria, 24 May 2016: Sibanye (JSE: SGL AND NYSE: SBGL)advises shareholders that all resolutions were passed by the requisite majority at the Company's Annual General Meeting held at Sibanye
Gold Academy, Glenharvie at 09:00 on Tuesday, 24 May 2016. In
accordance with recommended practice, a poll was conducted on each resolution at the meeting.
Details of the results of the voting are as follows:
Total issued share capital:
923,902,469
Total number of shares present/
represented at the annual general meeting
(being 83% of the total votable shares):
770,751,292
Total number of members present in person: 7
Ordinary
resolutions
Shares voted
for:
Shares
voted
against:
Shares
abstained:
Number of
shares voted
1. Re-
appointment of
auditors
770,424,090 166,591 160,611 770,590,681
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
99.98%
0.02%
0.01% 83.4%
2. Election of
a director: Mr
BE Davison
766,455,154 3,043,035 1,253,103 769,498,189
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
99.60%
0.40%
0.13% 83.3%
3. Election
of a director:
Mr NJ Froneman
769,159,817 1,434,624 156,851 770,594,441
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
99.81%
0.19%
0.01% 83.4%

Ordinary
resolutions
Shares
voted for:
Shares
voted
against:
Shares
abstained:
Number of
shares voted
4. Re-election
of a director:
Mr NG Nika
766,452,444 3,041,965 1,256,883 769,494,409
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
99.60%
0.40%
0.13% 83.3%
5. Re-election
of a director:
Ms SC van der
Merwe
768,523,488 971,669 1,256,135 769,495,157
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
99.87%
0.13%
0.13% 83.3%
6. Re-election
of a director:
Mr J Yuan
759,840,147 9,653,746 1,257,399 769,493,893
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
98.75%
1.25%
0.13% 83.3%
7. Re-election
of a member and
Chair of the
Audit Committee:
Mr KA Rayner
769,340,373 154,080 1,256,839 769,494,453
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
99.98% 0.02%
0.13%
83.3%
8. Re-election
of a member of
the Audit
Committee: Mr RP
Menell
755,788,387 13,703,290 1,259,615 769,491,677
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
98.22%
1.78%
0.13% 83.3%
9. Re-election
of a member of
the Audit
Committee: Mr NG
Nika
769,324,581 160,140 1,266,571 769,484,721
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
99.98%
0.02%
0.13% 83.3%

Ordinary
resolutions
Shares
voted for:
Shares
voted
against:
Shares
abstained:
Number of
shares voted
10. Re-election
of a member of
the Audit
Committee: Ms SC
van der Merwe
768,951,856 535,861 1,263,575 769,487,717
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
99.93%
0.07%
0.13% 83.3%
11. Approval for
the issue of
authorised but
unissued
ordinary shares
747,164,463 23,191,334 395,495 770,355,797
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
96.99%
3.01%
0.04% 82.5%
12. Issuing
equity
securities for
cash
724,564,257 45,768,448 418,587 770,332,705
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
94.06%
5.94%
0.04% 83.4%
13. Advisory
endorsement of
the Remuneration
Policy
673,493,148 87,922,047 9,336,097 761,415,195
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
88.45%
11.55%
1.01% 82.4%
Special
resolutions
Shares
voted for:
Shares
voted
against:
Shares
abstained:
Number of
shares voted
1. Approval for
the remuneration
of non-executive
directors
653,607,477 115,827,44
0
1,316,375 769,434,917
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
84.95%
15.05%
0.14% 83.3%
2. Approval for
the Company to
grant financial
assistance in
terms of section
44 and 45 of the
Act
768,952,611 948,506 850,175 769,901,117
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
99.88% 0.12% 0.09% 83.3%

Special
resolutions
Shares
voted for:
Shares
voted
against:
Shares
abstained:
Number of
shares voted
3. Approval of
the amendment
to the Company’s
Memorandum of
Incorporation
768,431,349 264,824 2,055,119 768,696,173
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
99.97%
0.03%
0.22% 83.2%
4. Approval for
the acquisition
of the Company’s
own shares
756,995,471 13,082,356 673,465 770,077,827
% of
shares
voted
% of
shares
voted
% of
shares
voted
% of total
issued
shares
98.30%
1.7%
0.07% 83.4%

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 24, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer